

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

December 1, 2009

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource Real Estate Opportunity REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2009**
> **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

<u>Management, page 82</u>

<u>Executive Officers and Directors, page 83</u>

1. Please revise to disclose that Jonathan Z. Cohen is the son of the chairman and CEO of Resource America, Inc., the parent company of your sponsor and advisor.

Prior Performance Summary, page 146

2.   We note your response to comment 6 in our letter dated October 7, 2009 and the
     revised disclosure on pages 2 and 9 that: "Although Resource America sponsored
     RAIT Financial's initial public offering in 1998, Resource America did not serve as
     the external manager or advisor." Please revise your disclosure to briefly clarify
     how Resource America "sponsored" the initial public offering.

                                    * * * *

          As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

     ·   should the Commission or the staff, acting pursuant to delegated authority,
          declare the filing effective, it does not foreclose the Commission from taking
          any action with respect to the filing;

     ·   the action of the Commission or the staff, acting pursuant to delegated
          authority, in declaring the filing effective, does not relieve the company from
          its full responsibility for the adequacy and accuracy of the disclosure in the
          filing; and

     ·   the company may not assert staff comments and the declaration of
          effectiveness as a defense in any proceeding initiated by the Commission or
          any person under the federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
    R. Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (202) 799-5215